Exhibit 99.1

Brookfield Residential Properties Inc.

News Release
Investors, analysts and other interested parties can access Brookfield Residential’s 2011 Year End Results as well as the Shareholders’ Letter, and Supplemental Information on Brookfield Residential’s website under the Investors /Financial Reports section at www.brookfieldrp.com.

The 2011 Year End Results conference call can be accessed via webcast on February 15, 2012 at 11 a.m. Eastern Time at www.brookfieldrp.com or via teleconference at 1-800-319-4610 toll free in North America. For overseas calls please dial 1-604-638-5340, at approximately 10:50 a.m. Eastern Time. The teleconference taped rebroadcast can be accessed until March 15, 2012 at 1-800-319-6413 or 604-638-9010 (Password 1231#).

BROOKFIELD RESIDENTIAL REPORTS 2011 YEAR END RESULTS

Calgary, Alberta, February 14, 2012 – (BRP: NYSE/TSX) Brookfield Residential Properties Inc. (“Brookfield Residential”) today announced financial results for the year ended December 31, 2011. The financial results are based on U.S. Generally Accepted Accounting Principles (U.S. GAAP).  The Letter to Shareholders and the company’s Supplemental Information contain further information on the company’s strategy, accomplishments, outlook, operations and financial results. Shareholders are encouraged to read these documents, which are available on the company’s website at www.brookfieldrp.com.

“Performance in the fourth quarter was extremely positive, particularly from our Canadian operations.  As expected, the merger has created a one-of-a-kind North American land developer and homebuilder with solid cash flows and performance from our well established Canadian operations and good optionality and upside from a recovering U.S. market,” commented Alan Norris, President and CEO of Brookfield Residential.

FINANCIAL HIGHLIGHTS

Results of Operations	Three Months Ended Dec. 31		Twelve Months Ended Dec. 31
(US$ millions, except per share amounts)	2011	2010	2011	2010
Total revenue	$365	$299	$1,008	$954
Gross margin - $	88	72	268	267
Gross margin - %	24%	24%	27%	28%
Income before income taxes	49	59	130	189
Income tax expense	(24)	(19)	(125)	(58)
Net income attributable to Brookfield Residential	26	41	7	132
Basic earnings per share	$0.25	$0.36	$0.07	$1.11
Diluted earnings per share	$0.25	$0.35	$0.07	$1.11

Total assets			$2,579	$2,636
Total financings			$1,295	$1,025

Overview

The 2011 financial statements represent the first year end as a public company and reflect non-recurring items as a result of the merger that impacted revenue and net income. The 2010 comparative results presented are based on the combined financial results of the predecessor entities.

Brookfield Residential Properties Inc. – 2011 Year End Results

For the year ended December 31, 2011, the company’s overall income before taxes of $130 million is broken down as follows: $81 million of income from normal recurring operations, and $49 million of income from a non-recurring change in business practice.  For the year ended December 31, 2011, minority interest and tax provision of $123 million, including the write-off of our U.S. deferred tax asset, brought our net income down to $7 million or $0.07 per share. The company recorded a one time valuation allowance against deferred tax assets in 2011 on the completion of the merger. The company has the ability to reverse the valuation allowance against the U.S. deferred tax asset in any future period upon utilization of the losses which can be carried forward for up to 15 years or when a valuation allowance against the deferred tax asset is no longer deemed necessary.

2011 Fourth Quarter Financial Highlights

(US$ millions, except per unit activity)	Three Months Ended Dec. 31
Operating Data	2011	2010
Land revenue	$165	$108
Lot closings (units)	912	617
Lot closings – Non Recurring (units)	223	–
Average land selling price (per lot equivalent)	$145,000	$175,000

Housing revenue	$199	$191
Home closings for Brookfield Residential (units)	528	505
Home closings for unconsolidated entities (units)	21	–
Average home selling price (per unit)	$378,000	$379,000
Net new home orders for Brookfield Residential (units)	358	316
Net new home orders for unconsolidated entities (units)	12	1
Backlog of homes for Brookfield Residential (units at end of period)	645	376
Backlog of homes for unconsolidated entities (units at end of period)	14	1

Net income for the three months ended December 31, 2011 totalled $26 million or $0.25 per share, compared to net income of $41 million or $0.35 per share for the three months ended December 31, 2010. The decrease was primarily a result of the interest expense of $12 million with the addition of the notes that were issued to Brookfield Office Properties in connection with the merger.

For the three months ended December 31, 2011, land revenue totalled $165 million, compared to $108 million for the same period of 2010.  Approximately $36 million of the increase was due to the change in business practice. Excluding the non-recurring lot closings, land revenue for the three months ended December 31, 2011 increased by $21 million or 19% in comparison to the same period of 2010.

For the three months ended December 31, 2011, housing revenue totalled $199 million, compared to $191 million for the same period of 2010. Home closings for the three months ended December 31, 2011 increased by approximately 5% in comparison to the same period in 2010.  Gross margins on home sales for the three months ended December 31, 2011 were 15%, compared to gross margins on homes sales for the same period in 2010 of 17%. The decrease was due to reduced volumes and product mix in the U.S. operations. The increase in home orders in the fourth quarter, particularly in Canada, has resulted in a higher backlog of 659 homes entering 2012, a 75% increase over the same period in 2010.

Brookfield Residential Properties Inc. – 2011 Year End Results

2011 Year End Financial Highlights

(US$ millions, except per unit activity)	Twelve Months Ended Dec. 31
Operating Data	2011	2010
Land revenue	$524	$355
Lot closings (units)	2,301	2,548
Lot closings – Non Recurring (units)	1,173	–
Average land selling price (per lot equivalent)	$151,000	$139,000

Housing revenue	$484	$599
Home closings for Brookfield Residential (units)	1,295	1,600
Home closings for unconsolidated entities (units)	35	1
Average home selling price (per unit)	$374,000	$375,000
Net new home orders for Brookfield Residential (units)	1,584	1,400
Net new home orders for unconsolidated entities (units)	51	2
Backlog of homes for Brookfield Residential (units at end of period)	645	376
Backlog of homes for unconsolidated entities (units at end of period)	14	1

Net income for the year ended December 31, 2011 was $7 million or $0.07 per share, compared to net income of $132 million or $1.11 per share for the year ended December 31, 2010. The decrease in net income primarily reflected increased interest expense of $37 million, and the write-off of the U.S. deferred tax asset of $71 million.

For the year ended December 31, 2011, land revenue totalled $524 million, compared to $355 million for the same period of 2010.  Approximately $189 million of the increase was due to the change in business practice. Excluding the non-recurring lot closings, land revenue for the year ended December 31, 2011 decreased by $20 million largely due to increased collections in Canada at the end of 2010.  Gross margins on lot sales for the year ended December 31, 2011 were 44%, similar to 2010.

For the year ended December 31, 2011, housing revenue totalled $484 million, compared to $599 million for the same period of 2010, reflecting reduced home closings primarily in the U.S. in comparison to the same period of 2010.  Gross margins on home sales for the year ended December 31, 2011 were 15%, compared to 18% for 2010.  This decrease was due to reduced volumes and product mix in the U.S. operations.  However, net new home orders for the year ended December 31, 2011 were 13% higher compared to the same period in 2010.

Cash flow from operating activities during the twelve months ended December 31, 2011 totalled $23 million, which included $140 million of acquisitions made during the period.  The company works to balance being opportunistic on new acquisitions together with debt reduction.  Most of the recent acquisitions are short-term in nature and will offer appropriate returns using today’s metrics and absorptions.

OUTLOOK

“Our view for 2012 is for similar, but marginally improving markets in North America.  We are hopeful that with the opening of several new communities in the U.S., some commercial parcel sales and executing on our excellent sales backlog, our 2012 normal operating income will improve from 2011 and replace some of the non-recurring income of 2011,” commented Alan Norris, President and CEO of Brookfield Residential.

ADDITIONAL INFORMATION

Brookfield Residential comprises the assets formerly owned by Brookfield Office Properties’ residential land and housing division and Brookfield Homes Corporation. As these entities were deemed to be under common control, the 2010 comparative information has been presented based on the combined financial results of these entities.

Brookfield Residential Properties Inc. – 2011 Year End Results

The Letter to Shareholders and the company’s Supplemental Information for the quarter ended December 31, 2011 contain further information on the company’s strategy, operations and financial results. Shareholders are encouraged to read these documents, which are available on the company’s website at www.brookfieldrp.com.

The attached financial statements are based primarily on information that has been extracted from our financial statements for the three and twelve months ended December 31, 2011, which have been prepared using the standards and interpretations currently issued under U.S. Generally Accepted Accounting Principles.

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Brookfield Residential Properties Inc. is a North American land developer and homebuilder, active in ten principal markets with over 100,000 lots controlled. We entitle and develop land and build homes for our own communities, as well as sell lots to third-party builders.  The company is listed on the New York Stock Exchange and the Toronto Stock Exchange under the symbol BRP. For more information, please visit our website at www.brookfieldrp.com.

Please note that Brookfield Residential’s unaudited quarterly reports and audited annual report will be filed on EDGAR and SEDAR and can also be found in the investor section of our website at www.brookfieldrp.com. Hard copies of the quarterly and annual reports can be obtained free of charge upon request.

For more information, please visit our website at www.brookfieldrp.com or contact:

Investors:	Media:
Linda Northwood Director, Investor Relations Tel: (416) 359-8647 Email: linda.northwood@brookfieldrp.com	Andrew Willis SVP, Communications & Media Tel: (416) 369-8236 Email: andrew.willis@brookfield.com

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Note: This news release contains forward-looking information within the meaning of Canadian provincial securities laws and other “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. Certain statements in this press release that are not historical facts, including information concerning possible or assumed future results of operations of the company, the company’s future outlook, and those statements preceded by, followed by, or that include the words “believe,” “planned,” “anticipate,” “should,” “goals,” “expected,” “potential,” “estimate,” “targeted,” “scheduled” or similar expressions, constitute “forward-looking statements.” Undue reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which may cause the actual results to differ materially from the anticipated future results expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from those set forward in the forward-looking statements include, but are not limited to: changes in general economic, real estate and other conditions; mortgage rate changes; availability of suitable undeveloped land at acceptable prices; adverse legislation or regulation; ability to obtain necessary permits and approvals for the development of our land; availability of labour or materials or increases in their costs; ability to develop and market our master-planned communities successfully; confidence levels of consumers; ability to raise capital on favourable terms; adverse weather conditions and natural disasters; relations with the residents of our communities; risks associated with increased insurance costs or unavailability of adequate coverage and ability to obtain surety bonds; competitive conditions in the homebuilding industry, including product and pricing pressures; and additional risks and uncertainties referred to in our filings with the security regulators in Canada and the United States, many of which are beyond our control. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.

Brookfield Residential Properties Inc. – 2011 Year End Results

Brookfield Residential Properties Inc.
Condensed Consolidated Statements of Operations

	Three Months Ended Dec. 31		Twelve Months Ended Dec. 31
(US$ thousands, except per share amounts)	2011	2010	2011	2010

Revenue
Land	$165,116	$108,152	$524,095	$354,822
Housing	199,385	191,342	483,990	599,352
	364,501	299,494	1,008,085	954,174
Direct Cost of Sales
Land	(106,483)	(69,644)	(326,712)	(194,313)
Housing	(170,257)	(157,891)	(413,429)	(492,968)
	87,761	71,959	267,944	266,893
Selling, general and administrative expense	(28,691)	(26,777)	(101,030)	(99,206)
Equity in earnings / (loss) from unconsolidated entities	191	38	4,119	(261)
Depreciation	(810)	(739)	(3,544)	(3,107)
Interest expense	(11,625)	-	(37,077)	-
Other income / (expense)	2,151	14,962	(252)	25,111
Income Before Income Taxes	48,977	59,443	130,160	189,430
Current income tax expense	(4,645)	(12,349)	(22,240)	(42,782)
Deferred income tax expense	(19,305)	(6,311)	(103,085)	(15,633)
Net Income	25,027	40,783	4,835	131,015
Net loss attributable to non-controlling interest and other interests in consolidated subsidiaries	777	198	2,453	1,464
Net Income Attributable to Brookfield Residential	25,804	40,981	7,288	132,479

Unrealized foreign exchange gain / (loss) on:
Translation of the net investment in Canadian subsidiaries	14,099	18,259	(13,648)	35,209
Translation of the Canadian dollar denominated debt designated as a hedge of the net investment in Canadian subsidiaries	(12,624)	-	24,768	-
Comprehensive Income Attributable to Brookfield Residential	$27,279	$59,240	$18,408	$167,688

Earnings per Common Share Attributable to Brookfield Residential
Basic	$0.25	$0.36	$0.07	$1.11
Diluted	$0.25	$0.35	$0.07	$1.11

Weighted Average Common Shares Outstanding (in thousands)
Basic	99,343	101,343	99,949	101,343
Diluted	99,611	101,431	100,217	101,431

Brookfield Residential Properties Inc. – 2011 Year End Results

Brookfield Residential Properties Inc.
Condensed Consolidated Balance Sheets

	As at
(US$ thousands)	Dec. 31, 2011	Dec. 31, 2010

Assets
Land and housing inventory	$2,113,245	$2,193,947
Investments in unconsolidated entities	143,821	137,203
Receivables and other assets	310,443	217,972
Restricted cash	9,128	7,366
Cash and cash equivalents	2,162	4,345
Deferred income tax assets	-	75,225
	$2,578,799	$2,636,058

Liabilities and Equity
Project specific and other financings	$825,687	$1,025,339
Notes payable	469,776	-
Total financings	1,295,463	1,025,339
Accounts payable and other liabilities	247,420	288,456
Deferred income tax liabilities	27,773	-
Total liabilities	1,570,656	1,313,795
Other interests in consolidated subsidiaries	32,434	42,461
Total equity	975,709	1,279,802
	$2,578,799	$2,636,058

Brookfield Residential Properties Inc. – 2011 Year End Results